Exhibit 99.1

36Kr Holdings Announces Disposal of Equity Interest in Dianqier and
Investment in Hangzhou Jialin

BEIJING, March 31, 2022 (PRNEWSWIRE) -- 36Kr Holdings Inc. (“36Kr” or the “Company”) (NASDAQ: KRKR), a prominent brand and pioneering platform dedicated to serving New Economy participants in China, today announced that it has acquired 7.273% equity interest in Hangzhou Jialin Information Technology Co., Ltd. (“Hangzhou Jialin”), as one of the investors in its round B financing. The subscription price for Hangzhou Jialin is the same for the Company and other independent investors in this financing round. The fair value of equity interest is RMB40 million. Hangzhou Jialin is a fresh produce supply chain solution provider in China. In connection with the transaction, the Company has transferred its 100% equity interest in Beijing Dianqier Creative Interactive Media Culture Co., Ltd. (“Dianqier”), a subsidiary of the Company which primarily provides interactive marketing dispense services, as consideration for the 7.273% equity interest in Hangzhou Jialin.

The transactions were completed recently. The Company expects to recognize approximately RMB36 million of gain from investment in the first quarter of 2022, which is subject to the auditor’s further review.

About 36Kr Holdings Inc.

36Kr Holdings Inc. is a prominent brand and pioneering platform dedicated to serving New Economy participants in China with the mission of empowering New Economy participants to achieve more. The Company started its business with high-quality New Economy-focused content offerings, covering a variety of industries in China's New Economy with diverse distribution channels. Leveraging traffic brought by high-quality content, the Company has expanded its offerings to business services, including online advertising services, enterprise value-added services and subscription services to address the evolving needs of New Economy companies and upgrading needs of traditional companies. The Company is supported by comprehensive database and strong data analytics capabilities. Through diverse service offerings and the significant brand influence, the Company is well-positioned to continuously capture the high growth potentials of China's New Economy.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, results of operations and financial condition; relevant government policies and regulations relating to our business and industry; the Company’s expectations regarding the use of proceeds from this offering; the Company’s expectations regarding demand for, and market acceptance of, its services; the Company’s ability to maintain and enhance its brand; the Company’s ability to provide high-quality content in a timely manner to attract and retain users; the Company’s ability to retain and hire quality in-house writers and editors; the Company’s ability to maintain cooperation with third-party professional content providers; the Company’s ability to maintain relationship with third-party platforms; general economic and business conditions globally and in China; possible disruptions in commercial activities caused by natural or human-induced disasters; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

36Kr Holdings Inc.

Investor Relations

Tel: +86 (10) 5825-4188

E-mail: ir@36kr.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: 36Kr@tpg-ir.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1(212) 481-2050

E-mail: 36Kr@tpg-ir.com